State Street Institutional Investment Trust

Jesse D. Hallee, Secretary

One Lincoln Street

Boston, MA 02111

November 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Office of Filings, Information & Consumer Service

Re:	State Street Institutional Investment Trust (the “Trust”)

File Nos.: 811-09819 and 333-30810; Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series, the State Street U.S. Government Cash Management Fund and the State Street Prime Cash Management Fund (collectively, the “Funds”), hereby respectfully requests withdrawal of (i) Post-Effective Amendment No. 234 (“PEA 234”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-16-795929) on December 16, 2016, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act and (ii) each BXT Filing (as defined below) relating thereto. The automatic effectiveness of PEA 234 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on November 9, 2017 (Accession No. 0001193125-17-338630) (each, a “BXT Filing” and together with PEA 234, the “Filings”) and scheduled to become effective on December 9, 2017.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of the Funds as series of the Trust at this time.

No securities were sold in connection with the Filings.

If you have any questions, please contact me at (617) 662-4026 or JDHallee@StateStreet.com.

Very truly yours,

/s/ Jesse D. Hallee
Jesse D. Hallee
Secretary